UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Today October 20th, 2026, Morningstar DBRS (DBRS) has upgraded by one notch BBVA’s long-term senior issuer rating to AA (low) from A (high). The outlook changed to stable from positive.

DBRS has also taken the following actions over other BBVA’s ratings:

•	Confirmed short-term issuer rating at R-1 (middle) with stable outlook.

•	Upgraded by one notch long-term senior debt rating to AA (low) from A (high) and outlook changed to stable from positive.

•	Confirmed short-term debt rating at R-1 (middle) with stable outlook.

•	Upgraded by one notch subordinated debt rating to A from A (low) and outlook changed to stable from positive.

•	Upgraded by one notch long-term deposits rating to AA (low) from A (high) and outlook changed to stable from positive.

•	Confirmed short-term deposits rating at R-1 (middle) with stable outlook.

•	Upgraded by one notch senior non-preferred debt rating to A (high) from A and outlook changed to stable from positive.

•	Confirmed long-term critical obligations rating at AA with stable outlook.

•	Confirmed short-term critical obligations rating at R-1 (high) with stable outlook.

Madrid, October 20th 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 20, 2026	By:	/s/ Patricia Bueno Olalla
	Name:	Patricia Bueno Olalla
	Title:	Head of Investor Relations